NEWS RELEASE

Crosshair Announces Amendment to Plan of Arrangement

Dated: September 8, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) (“Crosshair”) announces that it has amended the terms of its previously announced spin-out of its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland (the “Spin-out Properties”) by way of a plan of arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, the Spin-out Properties will be transferred to Gemini Metals Corp. (“Gemini”) in exchange for shares of Gemini which will be distributed to shareholders of Crosshair. In its information circular dated July 31, 2008 and mailed to shareholders on August 19, 2008, Crosshair disclosed that holders of Crosshair shares (“Crosshair Shares”) on the close of business on the fourth business day prior to the effective date of the Arrangement (the “Effective Date”) would be entitled to receive share certificates representing shares in Gemini and would be entitled to new common shares of Crosshair (the “Crosshair New Shares”). No new share certificates were to be issued for the Crosshair New Shares and the share certificates representing Crosshair Shares were going to be deemed to be share certificates representing Crosshair New Shares. The procedure for the exchange of shares pursuant to the Arrangement has been amended as described below.

Amendments to the Arrangement

Crosshair has amended the terms of the Arrangement so that Crosshair shareholders as of 12:01 a.m. (Pacific time) (the “Effective Time”) on the Effective Date will participate in the Arrangement. Rather than certificates representing Crosshair Shares being deemed to be certificates representing Crosshair New Shares, Crosshair shareholders will receive physical share certificates representing Crosshair New Shares in exchange for their certificates representing Crosshair Shares. Accordingly, in order to be entitled to receive Gemini Shares and Crosshair New Shares in the Arrangement a shareholder must own Crosshair Shares at the close of trading on the day before the Effective Date and comply with the new share exchange procedures set out below.

Letters of Transmittal will be sent to the registered holders of Crosshair Shares (“Crosshair Shareholder”) for the purpose of the surrender of Crosshair Share certificates. The details for the surrender of the certificates to Computershare Investor Services Inc. (the “Depositary”) and the addresses of the Depositary are set out in the Letters of Transmittal. Provided that a registered Crosshair Shareholder has delivered and surrendered to the Depositary all of its Crosshair Share certificates, together with a Letter of Transmittal properly completed and executed in accordance with the instructions of the Letter of Transmittal, and any additional documents as the Depositary may reasonably require, the Crosshair Shareholder will be entitled to receive, and Crosshair will cause the Depositary to deliver, certificates representing the number of Gemini Shares and Crosshair New Shares issuable or deliverable pursuant to the Arrangement in respect of the exchange of the securities. Shareholders whose Crosshair Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Crosshair Shares.

The method of delivery of Crosshair Share certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Crosshair Shareholder surrendering them. Crosshair recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letters of Transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Crosshair Shares which are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such intermediary to arrange for the surrender of their Crosshair Share certificates.

Subject to a shareholder exercising its right of dissent pursuant to the terms of the Arrangement, after the Effective Time, any certificate formerly representing Crosshair Shares shall represent only the right to receive Gemini Shares and Crosshair New Shares. To the extent that a holder of Crosshair Shares exchanged pursuant to the Arrangement shall not have complied with the provisions of the Arrangement with respect to exchange of Crosshair Shares on or before the date which is six years after the Effective Date, then the Gemini Shares and Crosshair New Shares issued to such holder of Crosshair Shares pursuant to the Arrangement shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Gemini Shares and Crosshair New Shares held by the Depositary shall be delivered to Crosshair and cancelled and the interest of such Crosshair Shareholder in such Gemini Shares and Crosshair New Shares shall be terminated.

Current Status of the Arrangement

Under the statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. Crosshair obtained the interim order on August 15, 2008 and mailed to Crosshair shareholders of record on August 11, 2008, an information circular setting out, in prospectus level detail, the final terms and conditions of the Arrangement and the basis on which Crosshair Shareholders would, on its completion, hold or receive shares of the two resulting companies (which has now been amended as set out in this news release). In addition to court approval, there are a number of other conditions that are required in order to complete the Arrangement, including shareholder, legal and regulatory approvals. Crosshair currently anticipates that the Effective Date will be in October 2008.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. Ninety-two percent of Crosshair’s CMB Property and all of its currently defined resources (including the Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands. For more information on Crosshair and its properties, please visit its website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.